Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

($ in millions)

	Nine Months Ended Sept.30, 2011	Years Ended December 31
		2010	2009	2008	2007	2006
Fixed charges
Interest expense	$51.7	$101.8	$95.2	$85.1	$76.3	$77.2
Interest capitalized during the period	3.5	9.1	7.5	9.0	9.1	9.9
Amortization of debt issuance expenses	1.4	2.6	3.3	4.1	3.8	3.8
Portion of rental expense representative of interest	24.4	33.5	34.9	46.9	52.4	53.7

Total Fixed Charges	81.0	147.0	140.9	145.1	141.6	144.6

Preferred stock dividend requirements (a)	9.5	—	—	—	—	—

Total fixed charges and preferred stock dividends	90.5	147.0	140.9	145.1	141.6	144.6

Earnings
Income (loss) from continuing operations before income taxes	94.7	222.9	218.2	(97.6)	14.8	(228.9)
Add (deduct) the following:
Share of loss of associated companies	—	—	—	—	—	4.5
Amortization of capitalized interest	5.6	9.1	11.6	16.1	14.5	13.7

Subtotal	100.3	232.0	229.8	(81.5)	29.3	(210.7)

Fixed charges per above	81.0	147.0	140.9	145.1	141.6	144.6
Less interest capitalized during the period	(3.5)	(9.1)	(7.5)	(9.0)	(9.1)	(9.9)

Total earnings (loss)	$177.8	$369.9	$363.2	$54.6	$161.8	$(76.0)

Ratio of earnings to fixed charges	2.20	2.52	2.58	*	1.14	*

Ratio of earnings to fixed charges and preferred stock dividends	2.07	2.52	2.58	* *	1.14	* *

(a)	Amounts have not been grossed up for income tax since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.
*	Earnings for the years ended December 31, 2008 and 2006 were inadequate to cover fixed charges by $90.5 million and $220.6 million, respectively.
**	Earnings for the years ended December 31, 2008 and 2006 were inadequate to cover fixed charges and preferred stock dividends by $90.5 million and $220.6 million, respectively.

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